Notice of Exempt Solicitation

NAME OF REGISTRANT: Restaurant Brands International Inc.

NAME OF PERSON RELYING ON EXEMPTION: Province of St. Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: 1820 Mt. Elliott Street, Detroit MI 48207

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Vote FOR Item #6

Shareholder Proposal Regarding Water Risk

SUMMARY:

Restaurant Brands International Inc. (“RBI” or “the Company”) is one of the world's largest quick service restaurant (QSR) companies with more than $40 billion in annual system-wide sales and over 30,000 restaurants in more than 100 countries1 making it uniquely exposed to water related climate risk, potentially impacting its ability to operate. RBI states it is committed to “doing our part with respect to energy, water and waste2”, but the Company has failed to indicate how it is analyzing water risk across its operations and supply chain and has not shown how it is managing water-related supply chain impacts and disruptions that could lead to increased input prices and a reduction in revenue.

RESOLVED: Considering the growing pressure on water supplies posed by climate change, shareholders request that RBI conduct and report to shareholders, using quantitative indicators where appropriate, an assessment to identify the water risk exposure of its supply chain, and its responsive policies and practices to reduce this risk and prepare for water supply uncertainties associated with climate change.

SUPPORTING STATEMENT: Proponents request the report disclose, at management’s discretion:

• Identification of water assessment tools used by RBI or its suppliers to assess supply chain water related risk

• Results of water risk assessments across its agricultural supply chain, including identifying the regions of at-risk ingredient production and supply chains

• Any additional monitoring of supply chain water resources

• Water scarcity planning and responsive actions

• A description of how water management is integrated into governance mechanisms

• A description of water-related engagement with value chain partners

RATIONALE: FOR A YES VOTE

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1 https://www.rbi.com/English/about-us/overview/default.aspx

2 https://s26.q4cdn.com/317237604/files/doc_downloads/governance/Code-of-Business-Ethics-and-Conduct-for-Vendors.pdf

1.	Financial risk – Diminishing water resources pose financial, regulatory, and reputational risks for companies like RBI which depend on water intensive agricultural commodities.
2.	Lagging peers and investor expectations for disclosure – Many peer companies––including Yum! Brands, McDonald’s, Starbucks, Domino’s, and Chipotle––conduct supply chain water risk assessments and investors increasingly expect companies to conduct this fundamental analysis.
3.	Investors have exhausted other engagement pathways – Since 2019, investors have regularly engaged RBI on water stewardship through letters and dialogue; despite consistent engagement from investors, the company has failed to take meaningful action to address water risk.

1. Financial Risk

Supply chain water-related risks include greater commodity price volatility and decreasing reliability of supplies. Research on food companies has shown the potential financial impacts due to water scarcity could be three times higher than carbon related risks, with agricultural exposure identified as the key determinant of financial risk.3

A MSCI analysis of food companies in its All-Country World Index (ACWI) found that $459 billion in revenue may be at risk from lack of water availability for irrigation or animal consumption, and $198 billion could be at risk from changing precipitation patterns affecting current crop production areas.4

For companies in the food sector, the majority of their water footprint comes from agricultural supply chains. A 2022 report from Ceres revealing how industry practices are driving critical threats to freshwater globally identifies the food industry as one of the most responsible for undermining the functionality of global freshwater systems.5 The report states that “Agriculture is the leading driver of water degradation globally, and industries that rely extensively on agricultural supply chains are at higher risk than others.”

It is clear from climate disclosures that RBI has a significant agricultural supply chain that overlaps areas of high water stress and sources key commodities that are water intensive. For example, the Company reports that its scope 3 emissions account for 99% of its total emissions and of that 84% are due to purchased goods and services. The Company categorizes emissions from beef, chicken, pork, grains, and dairy among other sources.

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3 https://www.cnbc.com/2021/06/29/water-scarcity-why-some-of-the-worlds-biggest-companies-are-worried.html

4 https://www.ceres.org/sites/default/files/reports/Ceres_InvestWaterToolkit.pdf

5 https://www.ceres.org/resources/reports/global-assessment-private-sector-impacts-water

RBI also notes an increase in sourcing from Brazil, where 15% of the world's beef is produced. Beef production is the most water intensive agricultural commodity. “Raising beef cattle consumes the most water, using an estimated 15,000 liters of water per kilogram of beef6.” In the Brazilian Amazon, where 65% of deforestation can be attributed to cattle ranching, tillage and other farming land-use activities worsen soil erosion and salinity, polluting water bodies. This region faces unprecedented drought and experts have called for the development of a drought-mitigation plan.7,8

RBI clearly recognizes the materiality of water to its business, noting in its 2024 10-K that “We, our franchisees, and our supply chain are subject to risks and costs arising from the effects of climate change, greenhouse gases, and diminishing energy and water resources9”

Within RBI’s supplier code, vendors are encouraged to establish procedures to manage, measure and, where possible, reduce factors related to their environmental impact, including energy usage, fossil fuel usage, water usage, wastewater and solid waste (including byproducts and hazardous waste), air emissions (including greenhouse gases) and handling of hazardous substances, and to provide reports on such procedures to RBI as RBI may request.10 However, these are not mandatory requirements, and the Company does not report on the assessment of suppliers' water management so it is unknown if supplier water risk is being properly mitigated. The company was a founding member and responder to CDP‘s forests questionnaire, however they do not respond to CDP's water questionnaire, leaving investors unaware of water use and management practices. Overall, RBI does not have sufficient disclosure of water risk within its supply chain and business.

RBI argues in its opposition statement that water risk can be better assessed through a TCFD aligned report. If the company included the requested disclosures in its TCFD aligned report instead of a standalone water risk report, investors would find that sufficient. However, the company’s current climate reporting does not disclose water risks and impacts related to water quality or availability. For instance, RBI’s opposition statement mentions conducting a TCFD-aligned climate risk analysis for its coffee supply chain, however, the Company fails to disclose any meaningful findings from this assessment related to water risk. Furthermore, the Company fails to identify how it is measuring water-related risks for its other priority ingredients including beef, chicken, and dairy, all of which the Company notes are “subject to risks and costs arising from the effects of climate change, greenhouse gases, and diminishing energy and water resources.”11

To ensure management’s response is effective, cost efficient, and reduces risks to the greatest extent possible, companies’ risk mitigation strategies must align with the scale and scope of the water dependency and resource security of their value chain. Without thorough supply chain assessments, local water problems could go undetected and cause major disruptions to business practices. The Company and investors alike will be unable to evaluate whether suppliers are sufficiently handling these risks, what impending concerns may arise, and if they are taking a proactive approach to sustainable water management.

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6 https://www.ceres.org/resources/reports/global-assessment-private-sector-impacts-water

7 https://www.reuters.com/business/environment/brazil-sets-up-task-force-unprecedented-drought-amazon-minister-2023-09-27/

8 https://www.nature.com/articles/d41586-021-03625-w

9 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001618756/ff672f2e-6fcc-4299-8d30-5cbfef712132.html

10 https://s26.q4cdn.com/317237604/files/doc_downloads/governance/Code-of-Business-Ethics-and-Conduct-for-Vendors.pdf

11 https://www.sec.gov/ix?doc=/Archives/edgar/data/98362/000009836224000042/tkr-20231231.htm

RBI should understand the water risk exposure of its supply chain as it directly connects to RBI’s climate impact and business impact. Having responsive policies and practices to mitigate and prepare for water supply uncertainties associated with climate change will both help achieve sustainable water management as well as reduce business risk as a whole.

2. Lagging peers and investor expectations for disclosure

RBI lags its competitors in assessing and disclosing supply chain water related risk. Many of the Company’s primary competitors have taken steps to identify and report supply chain water-related risks, set time-bound reduction targets, and integrate those risks and goals into governance and oversight strategies. Many peer quick service restaurant companies - including Starbucks, Yum! Brands, McDonald’s. Domino’s, and Chipotle, conduct supply chain water risk assessments.

As water stress heightens around the globe, consumers, investors, and the public are demanding better action on water throughout industry supply chains. If RBI does not take proactive action to evaluate and mitigate water risk, the Company could be at risk for severe financial and market share losses. Without a full value chain water risk assessment, disclosure of quantitative performance metrics and best practice strategies for water management, investors and consumers cannot gauge whether RBI is adequately managing its water risk.

Further, over 240 companies have endorsed the UN Global Compact CEO Water Mandate following the six commitment areas: Direct Operations, Supply Chain and Watershed Management, Collective Action, Public Policy, Community Engagement, and Transparency. 12

Investors increasingly expect companies to disclose information about their environmental risks and impacts, including water.

●	A resolution at McDonalds this year asking the company to assess the feasibility of implementing targets for reducing water consumption in its supply chain was withdrawn when the company agreed to additional water disclosures in the short-term and a timeline for developing a strategy to address its impact on water scarcity in water stressed areas.[13]
●	A 2023 resolution at Domino’s asking the company to conduct an assessment to identify the water risk exposure of its supply chain was withdrawn. The company has completed a water risk assessment using the World Resources Institute’s Aqueduct tool and the World Wildlife Fund’s Water Risk Atlas and the company is continuing to evaluate and reduce water risk.[14]
●	Chipotle created a water risk assessment implementation timeline in 2022 outlining how the company will measure and begin to reduce risk across its restaurants, ingredients, and supply chain. [15]

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12 https://ceowatermandate.org/about/what-is-the-mandate/#endorser-commitments

13 https://www.pggm.nl/en/blogs/pggm-and-mcdonald-s-sign-a-resolution-withdrawal-agreement/

14 https://biz.dominos.com/stewardship/environmental-footprint/

15 https://www.chipotle.com/content/dam/chipotle/pages/sustainability/us/2023/updated-2021-annual-cmg-report-update-11-17-22.pdf

●	Yum! Brands conducted a water risk assessment of its top 1,450 suppliers of chicken, beef, dairy, and packaging categories, leveraging WRI Aqueduct and supplier management tools. The company disclosed the percent of its supply chain exposed to varying levels of water risk and plans to conduct this review approximately every two years. [16]
●	Starbucks has committed to become resource positive and cut water usage in half by 2030 while prioritizing high-risk water basins across its value chain.[17]
●	Other companies such as Unilever, General Mills, Mars, Cargill, and Pepsi Co. have conducted water assessments in their supply chain as well as set time-bound reduction targets.[18]

RBI’s lagging performance could create bottom-line concerns; businesses that lack contingency plans and that fail to take proactive steps to address supplier and local water challenges may find it difficult to avoid or respond quickly to unexpected occurrences.

RBI contends in its opposition statement that disclosing the results of a supply chain risk assessment would not be appropriate. Investors disagree with this position given that peers and suppliers disclose details about the percentage of commodities sourced from high risk regions and maps of priority regions identified by supply chain water risk assessments. 19,20,21

3. Investors have exhausted other engagement pathways

Since 2019, investors have regularly engaged RBI on water stewardship through letters and dialogue. Despite consistent and good faith engagements from investors, the company has failed to take meaningful action.

In their 2020 sustainability report, the company stated “In 2020, we measured our supply chain water use for the first time, which we will use to inform our stewardship strategy.”22 However, after a 2021 engagement through the Global Investor Engagement on Meat Sourcing, organized by FAIRR and Ceres, the Company disclosed it was working to reduce water use in its restaurants and offices globally, but it did not disclose further information nor did they disclose having conducted a comprehensive water risk assessment that includes its agricultural supply chain.23

During a subsequent dialogue in November 2023, the company had not progressed on conducting the water risk assessment and was unable to provide clear details on how it plans to measure and disclose material water risks. Having exhausted alternative engagement pathways, this resolution was filed.

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16 https://www.yum.com/wps/wcm/connect/yumbrands/5c5d560b-8d77-4ea2-bdc0-bc9f595bdc2c/R4G-Report-2021.pdf?MOD=AJPERES&CONVERT_TO=url&CACHEID=ROOTWORKSPACE.Z18_2Q82H202O02550QCJUO2J60000-5c5d560b-8d77-4ea2-bdc0-bc9f595bdc2c-o9EO5zQ

17 stories.starbucks.com/press/2021/starbucks-expands-commitment-to-water-and-outlines-comprehensive-strategy/

18 https://feedingourselvesthirsty.ceres.org/key-findings#toc-water-risk-assessments

19 https://www.yum.com/wps/wcm/connect/yumbrands/5c5d560b-8d77-4ea2-bdc0-bc9f595bdc2c/R4G-Report-2021.pdf?MOD=AJPERES&CONVERT_TO=url&CACHEID=ROOTWORKSPACE.Z18_2Q82H202O02550QCJUO2J60000-5c5d560b-8d77-4ea2-bdc0-bc9f595bdc2c-o9EO5zQ

20 https://www.chipotle.com/content/dam/chipotle/pages/sustainability/us/2024/2023%20Report.pdf

21 https://www.cargill.com/sustainability/priorities/water

22 https://s26.q4cdn.com/317237604/files/doc_downloads/2021/04/RBI-RB4G-2021-ENGLISH.pdf

23 https://www.fairr.org/resources/reports/global-investor-engagement-on-meat-sourcing-phase-3

Accordingly, investors are encouraged to vote “FOR” proposal number 6 on Restaurant Brands International’s proxy statement.

If you have any questions or need additional information, contact Natalie Wasek, Seventh Generation Interfaith Inc., at Natalie@sgicri.org.